Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

March 25, 2022

Mr. Matt Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 175 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 175”)

Dear Mr. Williams:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 1, 2021, with respect to Amendment No. 175. Amendment No. 175 was filed on August 10, 2021 and included disclosure with respect to the SPDR® Nuveen Municipal Bond ESG ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 175.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 175. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 175.

General

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response:    The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter and provide blacklines in advance of the effective date of the registration statement to provide the Staff time to review the responses.

2.	Comment: Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response:    The Registrant confirms the Fund’s ticker will be included in the 485(b) filing and the ticker codes will be updated on EDGAR.

Prospectus

3.	Comment: Please present the following sentence included in the “Fees and Expenses of the Fund” section in bold text, consistent with Item 3 of Form N-1A.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response:    Without necessarily agreeing that it is required, the text has been reformatted in bold.

4.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response:    The completed fee and example tables are included in Appendix A to this correspondence.

5.	Comment: Please consider deleting the word “mutual” from the following sentence included in the Example table narrative:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Response:    The Registrant has removed the word “mutual” from the sentence above.

6.

Comment: Please revise the second sentence in the Example table narrative to clarify that the Example assumes that investors will either sell or hold their Fund Shares at the end of the periods indicated.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods.

Response:    The Registrant has revised the disclosure as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods.

7.	Comment: The Staff believes the term “ESG” suggests a type of investment, not a strategy, and, therefore, the Fund should include a Names Rule policy to invest in ESG investments.

Response:    The Registrant respectfully declines to revise the Fund’s prospectus and SAI to include an 80% policy related to “ESG” in the Fund’s name. The Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry, but rather connotes the Fund’s investment strategy. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments,” and to which Rule 35d-1 does not apply. Although the Fund has not included a Names Rule policy related to “ESG” in the prospectus and SAI, the Registrant notes that, as stated in the principal investment strategy, the Fund, under normal circumstances, invests at least 80% of its net assets in municipal bonds issued by ESG Leaders (as defined in the principal investment strategy) and up to 20% of its net assets in municipal bonds whose proceeds are used towards positive environmental or social projects aligned with UN Sustainable Development Goals.

8.

Comment:    Please include disclosure noting the difference between the Fund’s fundamental policy to invest at least 80% of its net assets in municipal bonds that pay income that is exempt from regular federal income tax and the Fund’s non-fundamental policy to invest at least 80% of its net assets in municipal bonds issued by issuers with a score of 3 or higher; mainly, that the fundamental policy may not be changed without shareholder vote.

Response:    With respect to the Fund’s fundamental policy to invest at least 80% of its net assets in municipal bonds that pay income that is exempt from regular federal income tax, the Registrant has added the following disclosure to the “Additional Strategies Information” section:

The Fund, as described in the SAI, has adopted a fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. Any change to this fundamental investment policy will require shareholder approval.

With respect to the Fund’s policy to invest at least 80% of its net assets in municipal bonds issued by issuers with a score of 3 or higher and how this may be changed, the Registrant notes the “Additional Strategies Information” section currently includes the following statement:

The Board of Trustees of SSGA Active Trust (the “Board”) may change the Fund’s investment objective, investment strategy and other policies without shareholder approval, except as otherwise noted in this Prospectus or in the SAI.

9.	Comment: With respect to the following disclosure included in the principal investment strategy, please consider clarifying which rating agencies these ratings correspond to.

Under normal market conditions, the Fund’s investment portfolio will consist primarily of municipal bonds rated A3/A-/A- or higher by an independent rating agency; however the Fund may invest in municipal bonds of any credit quality, including up to 20% of its net assets in low- to medium-quality bonds rated Baa1/BBB+/BBB+ or lower (or unrated bonds judged by the Sub-Adviser to be of comparable quality), including below investment grade bonds (commonly referred to as “high yield” or “junk” bonds).

Response:    The Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund’s investment portfolio will consist primarily of municipal bonds rated A3/A-/A- or higher by Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”), respectively; however, the Fund may invest in municipal bonds of any credit quality, including up to 20% of its net assets in low- to medium-quality bonds rated Baa1/BBB+/BBB+ or lower by Moody’s, S&P or Fitch, respectively (or unrated bonds judged by the Sub-Adviser to be of comparable quality), including below investment grade bonds (commonly referred to as “high yield” or “junk” bonds).

10.

Comment: With respect to the portion of the Fund’s portfolio that may be allocated to thematic bonds of issuers that receive a score of lower than 3 or that are not scored by the ESG Municipal Bond Scoring Tool, please disclose whether, when selecting such securities for inclusion in the Fund’s portfolio, ESG data is prioritized over returns, treated the same as returns, or is secondary to returns (i.e., is ESG data a primary or secondary screen).

Response:    In selecting municipal bonds for the Fund, the Sub-Adviser first seeks to identify higher-yielding and undervalued municipal bonds that offer above-average total return potential. Once a potential municipal bond investment is identified, and prior to inclusion in the Fund’s portfolio, the Sub-Adviser determines if either (i) the municipal bond’s issuer is an ESG Leader or (ii) the municipal bond is a thematic bond. The Registrant has replaced the third paragraph of the principal investment strategy section with the following:

In selecting municipal bonds for the Fund, the Sub-Adviser utilizes a value-oriented strategy which is designed to identify higher-yielding and undervalued municipal bonds that offer above-average total return potential. Once a potential municipal bond investment is identified, and prior to inclusion in the Fund’s portfolio, the Sub-Adviser determines if either (i) the municipal bond’s issuer is a leader relative to peers in its sector in delivering environmental, social and governance (“ESG”) outcomes or (ii) the municipal bond’s proceeds are used towards positive environmental or social projects (“thematic bonds”).

11.	Comment: Please explain how a municipal bond obtains a label as being green or socially beneficial, as noted in the following sentence.

Thematic bonds in which the Fund may invest include (i) municipal bonds labeled as being green or socially beneficial and (ii) unlabeled municipal bonds if the Sub-Adviser determines their use of proceeds is directed towards positive environmental or social projects based on disclosure in offering documentation and/or information provided directly by the bond’s issuer or underwriter regarding the use of proceeds.

Response: A municipal bond may receive a green or social (or equivalent) certification from a private third-party. The Registrant has revised the disclosure to clarify this. In addition, the Registrant has clarified that with respect to any thematic bond, the Sub-Adviser must determine that the municipal bond’s proceeds are used towards positive environmental or social projects aligned with UN Sustainable Development Goals. Please see the revised fifth paragraph of the principal investment strategy section below.

The Fund may also allocate up to 20% of its net assets in thematic bonds of issuers that are not identified as ESG Leaders (i.e., municipal bond issuers that receive a score of lower than 3 or are not scored by the ESG Municipal Bond Scoring Tool). Thematic bonds are municipal bonds whose proceeds the Sub-Adviser has determined are used towards positive environmental or social projects aligned with UN Sustainable Development Goals. The Sub-Adviser’s determination is based on disclosure in offering documentation and/or information provided directly by the bond’s issuer or underwriter regarding the use of proceeds. In making its determination, the Sub-Adviser may also consider whether the municipal bond has received a green or social (or equivalent) certification from a private third-party.

12.

Comment: With respect to the following disclosure in the principal investment strategy, please briefly explain how the security selection process is rules-based. For example, is the Sub-Adviser using proprietary quantitative analysis and/or models?

In selecting securities for the Fund, the Sub-Adviser utilizes a rules-based, value-oriented strategy which is designed to identify higher-yielding and undervalued municipal bonds that offer above-average total return potential.

Response: The Registrant has removed the reference to “rules-based” in the disclosure above. In addition, the Registrant has included the following description of its process for identifying potential municipal bond investments for purchase or sale:

In identifying potential municipal bond investments to purchase or sell, the Sub-Adviser’s investment process incorporates, among other things, credit analysis and surveillance, sector analysis, industry concentration analysis, trading strategies, sell discipline, and yield curve and structural analysis.

13.	Comment: Please consider adding Models and Data Risk as a principal risk of the Fund, if applicable.

Response:    The Registrant has included disclosure in the principal risk section to address the comment.

14.

Comment: With respect to the following disclosure in the principal investment strategy, please briefly disclose in the Prospectus how the Sub-Adviser chooses to buy and sell bonds when ESG metrics change (e.g., if rating score is reduced).

The Sub-Adviser may choose to sell municipal bonds with deteriorating credit and/or limited upside potential compared to other available bonds.

Response:    The Registrant has added the disclosure below, immediately following the disclosure noted above.

In the event an ESG Leader’s score falls below 3, the Sub-Adviser intends to divest the Fund’s investments in a bond of such issuer in a prudent manner, unless the bond is determined to be a thematic bond and would not result in the Fund exceeding its aggregate investment limit in thematic bonds described above.

15.

Comment: The principal investment strategy states the Fund may invest in money market funds. If such investments are greater than 1 bps, please include a line item in the “Annual Fund Operating Expenses” table for Acquired Fund Fees and Expenses.

Response:    The Registrant confirms acquired fund fees and expenses are not currently expected to be greater than 1 bps.

16.	Comment: Please disclose in Items 4 and 9 whether the Fund considers investments in underlying funds in which it invests when considering compliance with its 80% policy.

Response:    The Fund currently does not consider its investments in underlying funds when considering compliance with either 80% policy discussed in the principal investment strategy. The Registrant notes that Instruction 3 to Item 9(b) of Form N-1A states that a negative strategy is not a principal investment strategy and, therefore, has not included additional disclosure.

17.	Comment: If the following disclosure included in the principal investment strategy is only a temporary defensive strategy, please move it out of the “Fund Summary”’ section.

The Fund may also invest in cash and cash equivalents or money market instruments, such as money market funds (including money market funds advised by SSGA Funds Management, Inc. (“SSGA FM” or the “Adviser”), the investment adviser to the Fund).

Response:    The Registrant has removed the disclosure above from the principal investment strategy.

18.

Comment: Please confirm whether the expected discontinuation of LIBOR is a principal risk of the Fund, and if so, add corresponding principal risk disclosure. See SEC Staff Statement on LIBOR Transition, Division of Corporation Finance, Division of Investment Management, and Office of Chief Accountant, July 12, 2019.

Response:    The Registrant confirms the discontinuation of LIBOR is not currently considered a principal risk of the Fund.

19.

Comment: In the “Liquidity Risk” discussion in the principal risks section, in addition to describing the risks related to specific securities, please also disclose any liquidity risks associated with investing in an ETF. For example, in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity in markets for the ETF’s underlying securities, which could lead to differences in the market value of ETF shares and the net asset value of ETF shares.

Response:    The Registrant has revised the “Liquidity Risk” discussion as follows:

Liquidity Risk: Lack of a ready market, stressed market conditions, or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid ~~securities~~ investments may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of

Fund Shares, and could result in the Fund Shares being less liquid. Illiquidity of the Fund’s holdings may also limit the ability of the Fund to obtain cash to meet redemptions on a timely basis. In addition, the Fund, due to limitations on investments in any illiquid ~~securities~~ investments and/or the difficulty in purchasing and selling such investments, may be unable to achieve its desired level of exposure to a certain market or sector.

20.	Comment: Please identify supplementally the broad-based securities index the Fund intends to use.

Response:    The Fund currently intends to use the Bloomberg U.S. Aggregate Bond Index as its broad-based securities index.

21.	Comment: In the “Portfolio Management” section, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response:    The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

22.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9.

Response:    The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

23.

Comment: Please disclose in the “Additional Strategies Information” section (i) the Fund’s Names Rule policy and that it may not be changed without 60 days’ written notice to shareholders, (ii) the Fund’s non-diversification status (please also disclose in Item 4), and (iii) a discussion in general terms of how the Sub-Adviser makes decisions on when to buy and sell securities, in accordance with Item 9(b)(2) of Form N-1A.

Response:    In response to Comment 8 above, the Registrant has included disclosure in the “Additional Strategies Information” section noting that the Fund has adopted a fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, which may not be changed without shareholder approval.

With respect to the Fund’s non-diversification status, the Registrant does not believe Form N-1A requires that the Fund’s non-diversification status be disclosed in the “Additional Strategies Information” section. The Registrant notes the Fund’s non-diversification status is disclosed in the principal risks section (both in Items 4 and 9) in the “Non-Diversification Risk” discussion, consistent with Item 4(b)(1)(iv) of Form N-1A.

With respect to describing the Sub-Adviser’s process for making buy and sell decisions, the Registrant notes the Fund’s Item 4 principal strategy provides a description of this process and, consistent with General Instruction 3(a) to Form N-1A, the information is not repeated in response to Item 9. The Registrant notes that the relevant disclosure in the principal strategy has been supplemented in response to Comments 12 and 14.

24.

Comment: With respect to the “Temporary Defensive Positions” discussion in the “Additional Strategies Information” section, please clarify how, if at all, such investments are categorized in the Sub-Adviser’s ESG methodology/framework.

Response:    The Registrant has revised the “Temporary Defensive Positions” as follows:

Temporary Defensive Positions. In response to actual or perceived adverse market, economic, political, or other conditions, the Fund may (but will not necessarily), without notice, depart from its principal investment strategies by temporarily investing for defensive purposes. Temporary defensive positions may include, but are not limited to, cash, cash equivalents, U.S. government securities, repurchase agreements collateralized by such securities, money market funds, and high-quality debt investments. The Sub-Adviser does not apply the Fund’s ESG Leaders or thematic bond review to temporary defensive positions. If the Fund invests for defensive purposes, it may not achieve its investment objective. In addition, the defensive strategy may not work as intended.

25.

Comment: The Staff notes that there are risks identified as principal risks of the Fund in the “Additional Risk Information” section that are not included in Item 4. Please add a brief summary for each of these risks in Item 4.

Response:    The risks identified as principal risks in Item 9 that are not included in Item 4 are intended to supplement and enhance the summary Item 4 risks. For example, “Call/Prepayment Risk,” “Credit Risk,” “Extension Risk,” “Interest Rate Risk” and “Reinvestment Risk” discussions under Item 9 are intended to supplement and enhance the summary Item 4 “Debt Securities Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

26.

Comment: The Staff notes that the “Liquidity Risk” discussion in the “Additional Risk Information” section includes references to derivatives. If derivatives are a principal risk, please add corresponding principal strategy and risk disclosure. Otherwise, please move to the non-principal risks section.

Response:    The Registrant confirms that derivatives are not a principal risk of the Fund and has removed the references to derivatives from the “Liquidity Risk” discussion in the “Additional Information” section.

27.

Comment: The principal investment strategy states that the Fund may invest in affiliated money market funds. As a result, please move the “Conflicts of Interest Risk” discussion currently included in the “Non-Principal Risks” section to the principal risks section, or supplementally explain why that is not appropriate.

Response:    As noted in response to Comment 17, the Registrant has removed the reference to investments in affiliated money market funds from the principal investment strategy and, therefore, has not added the “Conflicts of Interest Risk” discussion to the principal risks section.

28.

Comment: The inclusion of “Portfolio Turnover Risk” as a non-principal risk suggests the Fund does not intend to actively or frequently trade securities as part of its principal strategy. Please confirm if that is accurate. If the Fund will actively or frequently trade securities, please add principal strategy and risk disclosure to Items 4 and 9, including, if applicable, any risk disclosure related to the tax consequences or trading costs associated with portfolio turnover and how they may affect the Fund’s performance.

Response:    The Registrant confirms that the Fund does not currently intend to actively or frequently trade securities as part of its principal strategy.

29.	Comment: Please consider adding the following disclosure, currently included in the “Trading Issues” discussion in the non-principal risks, in the “New Fund Risk” discussion in the principal risks.

Although Fund Shares are listed for trading on the Exchange and may be listed or traded on U.S. and non-U.S. stock exchanges other than the Exchange, there can be no assurance that an active trading market for the Fund Shares will develop or be maintained.

Response:    The Registrant believes the following sentence currently included in the “New Fund Risk” discussion adequately covers the risk associated with the lack of an active trading market. As a result, the Registrant has not revised the disclosure as requested.

When the Fund’s size is small, the Fund may experience low trading volume, which could lead to wider bid/ask spreads.

Statement of Additional Information

30.

Comment: With respect to the following disclosure included in the “Concentration” discussion in the SAI, please clarify how private activity debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity are treated.

The Trust’s general policy is to exclude securities of the U.S. government and its agencies or instrumentalities, and tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions (except to the extent that the income from a municipal bond is derived principally from the assets and revenues of non-governmental users) when measuring industry concentration.

Response:    The Registrant confirms private activity municipal bonds whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity will be considered for purposes of concentration, consistent with the parenthetical in the disclosure noted above. In such instances, the Fund will look to the industry of the non-governmental entity, using Nuveen’s proprietary set of industry groups based on classifications developed by third party providers (as discussed earlier in the same paragraph).

31.	Comment: In the “Illiquid Securities” discussion in the SAI, please revise the heading and subsequent references to “illiquid investments,” consistent with Rule 22e-4 under the 1940 Act.

Response:    The Registrant has made the requested change.

32.	Comment: Please clarify in the “Investment Companies” discussion that the ability to rely on the Trust’s exemptive relief expired in January 2022, if applicable.

Response:    The Registrant has revised the first paragraph of the “Investment Companies” section as follows:

The Fund may invest in the securities of other investment companies, including affiliated funds and money market funds, subject to applicable limitations under Section 12(d)(1) of the 1940 Act. Pursuant to Section 12(d)(1), the Fund may invest in the securities of another investment company (the “acquired company”) provided that the Fund, immediately after such purchase or acquisition, does not own in the aggregate: (i) more than 3% of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) securities issued by the acquired company and all other investment companies (other than Treasury stock of the Fund) having an aggregate value in excess of 10% of the value of the total assets of the Fund. To the extent allowed by law, regulation, the Fund’s investment restrictions and/or the Trust’s exemptive relief (if any), the Fund may invest its assets in securities of investment companies, including affiliated funds and/or money market funds in excess of the limits discussed above.

33.

Comment: The Staff notes the inclusion of the “Considerations Regarding Investment in Municipal Securities Issued By Puerto Rico” discussion in the “Investment Policies” section. If investments in municipal securities issued by Puerto Rico, or any other jurisdiction, are expected to be principal, please add corresponding disclosure to the principal strategy and risk sections.

Response:    The Registrant confirms the Fund does not currently intend to invest a significant portion of its assets in a particular jurisdiction and, therefore, has not added disclosure to the principal strategy and risks sections.

34.

Comment: Pursuant to Section 6(a) of Securities Act of 1933, please add the comptroller or principal accounting officer to the signature page of the registration statement. If they are already listed, please indicate the capacity in which they are signing the registration statement.

Response:    Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

35.

Comment: The Staff notes the following disclosure included in Section III.4 of the Trust’s Declaration of Trust. Please explain how this provision operates in regards to shareholders’ ability to bring claims under state and federal securities laws. For example, can Trustees dismiss a claim or force a claim to arbitration? If so, please disclose this information in an appropriate location in the prospectus or SAI.

Litigation. The Trustees shall have the power to engage in and to prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust or any Series thereof to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include, without limitation, the power of the Trustees or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim, or demand, derivative or otherwise, brought by any person, including a Shareholder in its own name or the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust.

Response:    The Registrant does not believe Section III.4 of the Trust’s Declaration of Trust restricts a shareholder’s ability to bring individual claims under state and federal securities laws. The section is silent on the rights of individual shareholders to bring claims under state and federal securities laws. Consequently, the Registrant has not added any additional disclosure regarding this section.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	David Urman, Esq.
W. John McGuire, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.43%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.43%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$44	$138